Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 8, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓___           Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

This Report on Form 6-K contains a news release issued by MobiFon Holdings B.V. on July 8, 2005, entitled “MOBIFON HOLDINGS B.V. BOND TENDER OFFER EXPIRES ”.

July 8, 2005

MOBIFON HOLDINGS B.V. BOND TENDER OFFER EXPIRES

Further to an announcement on June 7, 2005, MobiFon Holdings B.V. (“MobiFon”) today announces that its tender offer for its US$222,750,000 12.5% Notes due 2010 (the “Bonds”) expired on July 6, 2005.

MobiFon has accepted for cancellation  Bonds in the following principal amounts:

Description	Securities Code	Principal amount of Bonds accepted for cancellation	Percentage of principal amount of Bonds accepted for cancellation	Principal amount of Bonds outstanding (after cancellation of Bonds accepted by MobiFon)

12.5% Notes due 2010	CUSIP: 607054AB9 ISIN: US607054AB95	$16,170,000	7.26%	$206,580,000

For further information contact:

Goldman, Sachs & Co.
Credit Liability Management
Tel: 1-800-828-3182

Dexia Banque Internationale à Luxembourg
Transaction Execution Group
Tel: +352 4590 1

D.F. King & Co., Inc.
Tom Long
Tel: 1-800-848-3416

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: July 8, 2005
	By:	/s/	E A J De Rijk
	Name:		Erik De Rijk
	Title:		Director